EXHIBIT 15

Letter Re: Unaudited Interim Financial Information

To the Board of Directors and Shareholders of

Merrill Merchants Bancshares, Inc.:

With respect to the Registration Statement on Form S-8 (No. 333-63781), we are aware of the incorporation by reference of our report, dated November 5, 2003, related to our review of the interim consolidated financial information of Merrill Merchants Bancshares, Inc. and Subsidiaries as of September 30, 2003, and for the three- and nine- month periods ended September 30, 2003 and 2002, included in the Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003.

We are also aware that, pursuant to Rule 436(c) under the Securities Act of 1933 (the “Act”), such report is not considered part of a registration statement prepared or certified by an accountant, or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Berry Dunn McNeil & Parker

/s/ Berry Dunn McNeil & Parker

Bangor, Maine
November 5, 2003